Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.

US$[●] [●]% NOTES DUE 2054

PRELIMINARY TERM SHEET

February 26, 2024

Issuer:	Brookfield Finance Inc.
Guarantor:	Brookfield Corporation
Guarantee:	The Notes (as defined below) will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Corporation.
Guarantor’s Ticker:	BN
Security:	[●]% Senior Unsecured Notes due March 4, 2054 (the “Notes”)
Format:	SEC registered
Size:

US$ Benchmark

One or more of the underwriters may sell to affiliates of Brookfield Reinsurance Ltd. US$[●] aggregate principal amount (if any) of the Notes at the public offering price (for which no underwriting discount or commissions will be paid).

Trade Date:	February 26, 2024
Expected Settlement Date:	March 4, 2024 (T+5)
Maturity Date:	March 4, 2054
Coupon:	[●]%
Interest Payment Dates:	March 4 and September 4, commencing September 4, 2024
Price to Public:	[●]%

Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions (“NI 44-102”).]
Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]
Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]
Yield:	[●]%
Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000
Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets
Redemption Provisions:
Make-Whole Call:	Prior to September 4, 2053 (six months prior to maturity), treasury rate plus [●] basis points
Par Call:	At any time on or after September 4, 2053 (six months prior to maturity), at 100% of the principal amount of the Notes to be redeemed
Use of Proceeds:	The net proceeds from the sale of the Notes will be used for general corporate purposes
CUSIP/ISIN:	11271L AL6 / US11271LAL62
Joint Book-Running Managers[1]:	Wells Fargo Securities, LLC SMBC Nikko Securities America, Inc.
Co-Managers:	[●]

Capitalized terms used and not defined herein have the meanings assigned in the Issuer and the Guarantor’s Prospectus Supplement, dated February 26, 2024 to the Short Form Base Shelf Prospectus dated September 16, 2022.

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

[1]	This offering will be made in Canada by Wells Fargo Securities Canada, Ltd., a broker-dealer affiliate of Wells Fargo Securities, LLC.

The Notes will be issued as a separate series of debt securities under a tenth supplemental indenture to be dated as of the date of the issuance of the Notes (the “Tenth Supplemental Indenture”) to the base indenture dated as of June 2, 2016 (the “Base Indenture”) (together with the Tenth Supplemental Indenture, the “Indenture”), between Brookfield Finance Inc., Brookfield Corporation, as guarantor, and Computershare Trust Company of Canada, as trustee. The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.

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